================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19A)*

                           ---------------------------
                           REGENCY CENTERS CORPORATION
                      (FORMERLY REGENCY REALTY CORPORATION)
                                (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE                            758849 10 3
    (Title of class of securities)                                (CUSIP number)


                             BRIAN T. MCANANEY, ESQ.
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  JUNE 11, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

*The contents of this Amendment No. 19A to Schedule 13D are identical to Amendment No. 19 and this Amendment 19A is being filed to correct the submission header of the original filing.

                         (Continued on following pages)
                              (Page 1 of 16 pages)

================================================================================

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CUSIP number          758849 10 3               13D           Page 2 of 16 Pages
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                  SECURITY CAPITAL
                                                                                 GROUP INCORPORATED
                       S.S. OR I.R.S. IDENTIFICATION NO.                             36-3692698
                       OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [  ]
                                                                                                                           (B) [  ]
------------------------------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO
------------------------------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [  ]
                       TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     MARYLAND
------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
           SHARES
                                  --------------------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  --------------------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING
                                  --------------------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:
------------------------------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK
------------------------------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [  ]
------------------------------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          56.6%
------------------------------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO
------------------------------------------------------------------------------------------------------------------------------------

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CUSIP number          758849 10 3               13D           Page 3 of 16 Pages
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                    SC CAPITAL INCORPORATED
                       S.S. OR I.R.S. IDENTIFICATION NO.                                  74-2985638
                       OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [  ]
                                                                                                                           (B) [  ]
------------------------------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO
------------------------------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [  ]
                       TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEVADA
------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
           SHARES
                                  --------------------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  --------------------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING
                                  --------------------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:
------------------------------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK
------------------------------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [  ]
------------------------------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          56.6%
------------------------------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO
------------------------------------------------------------------------------------------------------------------------------------

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CUSIP number          758849 10 3               13D           Page 4 of 16 Pages
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 SC REALTY GROUP INCORPORATED
                       S.S. OR I.R.S. IDENTIFICATION NO.                                  88-0330184
                       OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [  ]
                                                                                                                           (B) [  ]
------------------------------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO
------------------------------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [  ]
                       TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEVADA
------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
           SHARES
                                  --------------------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  --------------------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING
                                  --------------------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:
------------------------------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK
------------------------------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [  ]
------------------------------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          56.6%
------------------------------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO
------------------------------------------------------------------------------------------------------------------------------------

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CUSIP number          758849 10 3               13D           Page 5 of 16 Pages
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 SECURITY CAPITAL OPERATIONS
                                                                                 INCORPORATED
                       S.S. OR I.R.S. IDENTIFICATION NO.                                   52-2146697
                       OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [  ]
                                                                                                                           (B) [  ]
------------------------------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO
------------------------------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [  ]
                       TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     MARYLAND
------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
           SHARES
                                  --------------------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  --------------------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING
                                  --------------------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:
------------------------------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK
------------------------------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [  ]
------------------------------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          56.6%
------------------------------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO
------------------------------------------------------------------------------------------------------------------------------------

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CUSIP number          758849 10 3               13D           Page 6 of 16 Pages
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 SECURITY CAPITAL SHOPPING MALL
                                                                                 BUSINESS TRUST
                       S.S. OR I.R.S. IDENTIFICATION NO.                             74-2869169
                       OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [  ]
                                                                                                                           (B) [  ]
------------------------------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO
------------------------------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [  ]
                       TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     MARYLAND
------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
           SHARES
                                  --------------------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  --------------------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING
                                  --------------------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:
------------------------------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK
------------------------------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [  ]
------------------------------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          56.6%
------------------------------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO
------------------------------------------------------------------------------------------------------------------------------------

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CUSIP number          758849 10 3               13D           Page 7 of 16 Pages
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GE CAPITAL INTERNATIONAL HOLDINGS
                                                                                 CORPORATION
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [  ]
                                                                                                                           (B) [  ]
------------------------------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO
------------------------------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [  ]
                       TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE
------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
           SHARES
                                  --------------------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  --------------------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING
                                  --------------------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:
------------------------------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK
------------------------------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [  ]
------------------------------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          56.6%
------------------------------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP number          758849 10 3               13D           Page 8 of 16 Pages
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS:                                GENERAL ELECTRIC CAPITAL
                                                                                 CORPORATION
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
------------------------------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [  ]
                                                                                                                           (B) [  ]
------------------------------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO
------------------------------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [  ]
                       TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE
------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
           SHARES
                                  --------------------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  --------------------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING
                                  --------------------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:
------------------------------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK
------------------------------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [  ]
------------------------------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          56.6%
------------------------------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO
------------------------------------------------------------------------------------------------------------------------------------

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CUSIP number          758849 10 3               13D           Page 9 of 16 Pages
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL SERVICES,
                                                                                 INC.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
------------------------------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [  ]
                                                                                                                           (B) [  ]
------------------------------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [  ]
                       TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE
------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
           SHARES
                                  --------------------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  --------------------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  --------------------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)
------------------------------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                                 DISCLAIMED BY GENERAL ELECTRIC
                                                                                                 CAPITAL SERVICES, INC.
------------------------------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [  ]
------------------------------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          NOT APPLICABLE
                                                                                                                    (SEE 11 ABOVE)
------------------------------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO
------------------------------------------------------------------------------------------------------------------------------------

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CUSIP number          758849 10 3               13D          Page 10 of 16 Pages
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                                 GENERAL ELECTRIC COMPANY

                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
------------------------------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [  ]
                                                                                                                           (B) [  ]
------------------------------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                   NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [  ]
                       TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK
------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
           SHARES
                                  --------------------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  --------------------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  --------------------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)
------------------------------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                                 DISCLAIMED BY GENERAL ELECTRIC
                                                                                                 COMPANY
------------------------------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [  ]
------------------------------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          NOT APPLICABLE
                                                                                                                    (SEE 11 ABOVE)
------------------------------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO
------------------------------------------------------------------------------------------------------------------------------------

           This Amendment No. 19 ("Amendment No. 19") is filed by Security Capital Group Incorporated, a Maryland corporation ("Security Capital Group"), SC Capital Incorporated, a Nevada corporation ("SC Capital") and a wholly owned subsidiary of Security Capital Group, SC Realty Incorporated, a Nevada corporation ("SC-Realty") and a wholly owned subsidiary of SC Capital, Security Capital Operations Incorporated, a Maryland corporation ("Operations") and a wholly owned subsidiary of SC-Realty, Security Capital Shopping Mall Business Trust, a Maryland real estate investment trust and a subsidiary of Operations (f/k/a Midwest Mixed-Use Realty Investors Trust) ("SC Shopping Mall Business Trust" and, together with Security Capital Group, "Security Capital"), General Electric Company, a New York corporation ("GE"), General Electric Capital Services, Inc., a Delaware corporation ("GECS") and a wholly owned subsidiary of GE, General Electric Capital Corporation, a Delaware corporation ("GECC") and a wholly owned subsidiary of GECS, and GE Capital International Holdings Corporation, a Delaware corporation ("GE Holdings" and, together with GE, GECS, GECC, Security Capital Group, SC Capital, SC-Realty, Operations and SC Shopping Mall Business Trust, the "Reporting Persons") and a wholly owned subsidiary of GECC and the parent corporation of Security Capital Group.

           This Amendment No. 19 amends the Schedule 13D originally filed by Security Capital U.S. Realty and Security Capital Holdings S.A. on June 21, 1996 (as previously amended, the "Schedule 13D"). This Amendment No. 19 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Centers Corporation, a Florida corporation (f/k/a Regency Realty Corporation) ("Regency"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D, as amended.

Item 4.    PURPOSE OF TRANSACTION

           Item 4 is hereby amended and supplemented as follows:

           On June 12, 2003 Security Capital Group and Regency announced that Security Capital plans to sell up to 34,273,236 shares of Common Stock, representing all of the shares of Common Stock held of record by SC Shopping Mall Business Trust, through an underwritten public offering, forward sales contracts and the sale of shares to Regency.

           Security Capital expects to offer a portion of its shares of Common Stock in an underwritten public offering (the "Secondary Offering") under the effective shelf registration statement previously filed by Regency pursuant to Security Capital's registration request. Regency will promptly file a prospectus supplement relating to the Secondary Offering with the SEC.

           Concurrently with the Secondary Offering, Security Capital intends to enter into a series of forward contracts (the "Forward Contracts") with certain underwriters (the "Forward Contract Underwriters") covering a portion of its shares of Common Stock. The Forward Contracts would mature in June 2004. Under the Forward Contracts, Security Capital would have the right to elect to settle in cash in lieu of delivering the

Common Stock that is subject to the Forward Contracts. In addition, during the term of the Forward Contracts, Security Capital may lend shares of Common Stock to the Forward Contract Underwriters pursuant to stock loan agreements. In connection with the foregoing transactions, Citigroup Global Markets Holdings Inc. intends to offer variable rate exchangeable debt securities linked to a portion of the shares of Common Stock subject to the Forward Contracts.

            Regency and Security Capital have entered into a Purchase and Sale Agreement pursuant to which Regency has agreed to purchase up to $150,000,000 of shares of Common Stock held by Security Capital at the per share offering price to the public of the shares of Common Stock offered in the Secondary Offering. The amount of shares that Regency will purchase will decrease if Security Capital's common stock ownership would not be 9.8% or less after closing the Secondary Offering and entering into the Forward Contracts. For the purposes of this calculation, Security Capital is not treated as owning the shares covered by the Forward Contracts or any shares subject to the underwriters' overallotment options that are not sold in the transactions described above, and the total outstanding Common Stock is reduced by an assumed sale to Regency of $150,000,000 of shares. The closing of the purchase under this agreement will occur upon, and be subject to, the closing of the Secondary Offering.

           In order to facilitate Security Capital's disposition of its shares of Common Stock, the Board of Directors of Regency adopted resolutions relating to the ownership limits under Regency's articles of incorporation (i) to provide that the Forward Contract Underwriters will have an ownership limit of 9.8% during the terms of the Forward Contracts, (ii) to provide that Security Capital will have an ownership limit equal to 60% of the Common Stock less the number of shares sold in the Secondary Offering or to Regency, but not subtracting the shares subject to the Forward Contracts, and (iii) to clarify certain other matters.

           Pursuant to an Agreement Relating to Disposition of Shares, dated as of June 11, 2003, Security Capital and Regency have agreed that the Stockholders Agreement between Security Capital and Regency will terminate upon the closing of the Secondary Offering, the entering into of the Forward Contracts and the sale of shares of Common Stock by Security Capital to Regency pursuant to the Purchase and Sale Agreement, provided that Security Capital's ownership in Regency (excluding the shares subject to the Forward Contracts) has been reduced to 15% or less. Security Capital also has agreed to vote all shares of Common Stock covered by the Forward Contracts over which it has voting power following the closing of the Secondary Offering in the same proportion as shares are voted by other shareholders of Regency. In addition, the agreement provides that, upon the closing of the Purchase and Sale Agreement, Joseph E. Parsons, who is affiliated with the Reporting Persons, will resign from the Board of Directors of Regency.

           If all of the transactions described above are completed, and the underwriters exercise their over-allotment options in full, then Security Capital will no longer own any shares of Common Stock following settlement of the Forward Contracts during the first half of 2004.

           The transactions described in this announcement are subject to market conditions and other factors, thus there can be no assurance that the transactions will be completed as contemplated or that the Reporting Persons will sell any or all of their shares of Common Stock. The determination to conduct any sales of the Common Stock will be based on the continuing assessment by the Reporting Persons of market conditions, market price of shares of Common Stock and other considerations deemed relevant by the Reporting Persons at the time. Notwithstanding the filing of a prospectus supplement and the offering of shares of Common Stock pursuant thereto, there can be no assurance as to the success of the Secondary Offering or the terms on which it may take place or whether Security Capital may determine to abandon or change its plans in connection with the Secondary Offering and the Forward Contracts. Security Capital may not sell any or all of its shares of Common Stock.

           If Security Capital does not dispose of all of its shares in the transactions described above, the Reporting Persons will continue to review their investment in the Common Stock and evaluate their plans and intentions as previously described in this Schedule 13D (including, without limitation, Amendment No. 13 hereto). The Reporting Persons reserve the right, based on all relevant factors, and consistent with its contractual obligations, to change their investment intent with respect to Regency at any time in the future, to dispose of all or a portion of their holdings of Common Stock, or to change their intention with respect to any or all of the matters referred to in this
Schedule 13D. Any action or discussions taken in such connection will be subject to and conducted in accordance with all applicable legal rules and contractual agreements to which the Reporting Persons are subject or which otherwise apply to the purchase or sale of Common Stock or the Reporting Persons' investment in Regency.

Item 7.    MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Press Release, dated June 12, 2003, issued by Security Capital Group and Regency Centers Corporation.

Exhibit 99.2 Purchase and Sale Agreement by and between Regency Centers Corporation, Security Capital Group Incorporated and Security Capital Shopping Mall Business Trust, dated as of June 11, 2003

Exhibit 99.3 Agreement Relating to Disposition of Shares by and between Regency Centers Corporation and Security Capital Group Incorporated, dated as of June 11, 2003

Exhibit 99.4 Resolutions of Board of Directors of Regency Centers Corporation Waiving Ownership Limit for Security Capital Group Incorporated Forward Contract Transaction

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  June 12, 2003

                             GENERAL ELECTRIC COMPANY

                              By: /s/ KEVIN KORSH
                                  -------------------------------
                                  Name: Kevin Korsh
                                  Title: Attorney-in-fact

                             GENERAL ELECTRIC CAPITAL SERVICES, INC.

                              By: /s/ KEVIN KORSH
                                  -------------------------------
                                  Name: Kevin Korsh
                                  Title: Attorney-in-fact

                              GENERAL ELECTRIC CAPITAL CORPORATION

                              By: /s/ KEVIN KORSH
                                  -------------------------------
                                  Name: Kevin Korsh
                                  Title: Attorney-in-fact

                              GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION

                              By: /s/ KEVIN KORSH
                                  --------------------------------
                                Name: Kevin Korsh
                                Title: Attorney-in-fact

                              SECURITY CAPITAL GROUP INCORPORATED

                              By: /s/ KEVIN KORSH
                                  -------------------------------
                                  Name: Kevin Korsh
                                  Title: Attorney-in-fact


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

                              SC CAPITAL INCORPORATED
                              By: /s/ KEVIN KORSH
                                 -------------------------------
                                  Name: Kevin Korsh
                                  Title: Attorney-in-fact


                             SC REALTY INCORPORATED
                              By: /s/ KEVIN KORSH
                                 -------------------------------
                                  Name: Kevin Korsh
                                  Title: Attorney-in-fact

                             SECURITY CAPITAL OPERATIONS INCORPORATED
                              By: /s/ KEVIN KORSH
                                 -------------------------------
                                  Name: Kevin Korsh
                                  Title: Attorney-in-fact

                             SECURITY CAPITAL SHOPPING MALL
                             BUSINESS TRUST
                             By: /s/ KEVIN KORSH
                                 -------------------------------
                                  Name: Kevin Korsh
                                  Title: Attorney-in-fact


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

                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION

Exhibit 99.1 Joint Press Release, dated June 12, 2003, issued by Security Capital Group and Regency Centers Corporation.

Exhibit 99.2 Purchase and Sale Agreement by and between Regency Centers Corporation, Security Capital Group Incorporated and Security Capital Shopping Mall Business Trust, dated as of June 11, 2003

Exhibit 99.3 Agreement Relating to Disposition of Shares by and between Regency Centers Corporation and Security Capital Group Incorporated, dated as of June 11, 2003

Exhibit 99.4 Resolutions of Board of Directors of Regency Centers Corporation Waiving Ownership Limit for Security Capital Group Incorporated Forward Contract Transaction


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